FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February, 2016

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is the script related to Registrant’s conference call held on February 17, 2016 after the announcement of Registrant's results for the fourth quarter and year end 2015 .

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form F-3 (Registration No. 333-195680) and the Registration Statements on Form S-8 (Registration Nos.  333-113932, 333-123410, 333-132649, 333-158476, 333-180552, 333-187021 and 333-204867).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated February 22, 2016	By: /s/ Ran Tal
Ran Tal
VP General Counsel

SCRIPT - Q4 2015 & Full Year

Operator
Ladies and gentlemen, thank you for standing by. Welcome to Gilat’s Fourth Quarter and Year end 2015 Results Conference Call. All participants are at resent in listen-only mode. Following the management’s formal presentation, instructions will be given for the question-and-answer session.

As a reminder, this conference is being recorded, February 17, 2016.

I would now like to turn the call over to Phil Carlson of KCSA to read the Safe Harbor statement. Phil, please go ahead.

Philip Carlson
Thank you and Good morning and good afternoon everyone. Thank you for joining us today for Gilat’s fourth quarter and yearend 2015 results conference call. A recording of this call will be available beginning at approximately noon Eastern Time today, February 17 until February 20 at noon.

Our earnings press release and website provide details on accessing the archived call. Investors are urged to read the forward-looking statements in our earnings releases, which state that statements made on this earnings call, which are not historical facts, may be deemed forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements, including statements regarding future financial operating results, involve risks, uncertainties and contingencies, many of which are beyond the control of Gilat and which may cause actual results to differ materially from anticipated results. Gilat is under no obligation to update or alter our forward-looking statements, whether as a result of new information, future events, or otherwise. We expressly disclaim any obligation to do so. More detailed information about risk factors can be found in our reports filed with the Securities and Exchange Commission.

With that said, on the call today is Dov Baharav, Gilat’s Interim CEO and Chairman of the Board, and Adi Sfadia, Chief Financial Officer. Dov, please go ahead.

Dov Baharav
Thank you, Phil, and good day everyone.

I would like to begin with a word about our financial results followed by a high-level business overview. Following my remarks, Adi will discuss our quarterly and yearly results in greater detail. I will then conclude and open the call for questions.

From a financial perspective, 2015 was a challenging year for Gilat. However, the year ended with a strong fourth quarter demonstrated in wins, revenue and profit. 2015 was also characterized by successfully laying down the infrastructure for the future profitable growth of the company, by adopting a new strategy. In the second half of 2015, this strategy was translated into major wins in our core growth areas as I will explain later.

Looking at the full year, 2015 ended with revenue of $197.6 million, 16% lower than 2014 revenue with reduced profitability.

Revenues for the fourth quarter of 2015 were $67.7 million, by far higher than the first three quarters of 2015 and compared to $73.1 million for the same period in 2014. EBITDA for the quarter was $11.1 million, compared to $10.4 million for the same period in 2014. The revenues for the fourth quarter were lower than estimated, as Adi will elaborate later.

We enter 2016 with high backlog, and as such, we have set our management revenue objectives for 2016 to range between $290 and $310 million with EBIDTA between $18 million to $24 million.

Let me now elaborate regarding our wins in the fourth quarter which are in line with our strategic directions.

[IFC]
Our In-Flight Connectivity initiatives, a major pillar of our strategy, took off in 2015 and accelerated in the fourth quarter.

Our Wavestream transceivers are setting the standard for IFC as evidenced by growing number of orders from Honeywell. Earlier in the year, we entered into a dual-band antenna development project with a major satellite broadband provider. And finally, during the quarter we have also entered into a deal for the continued development of our electronically steered, phased-array antenna.

We believe these forward-looking technologies have huge market potential moving forward.

[China]
China, is a second important pillar for our strategy, in which we captured substantial wins with two of the country’s leading HTS operators. ChinaSat in the third quarter and Synertone in the fourth quarter. To some extent we became the “de facto” HTS solution in China. Our Mobility solutions in China have also gained a lot of traction, as demonstrated by the cooperation with CRRC (China Railways Rolling Stock Corporation), the largest rolling stock manufacturer in the world, for our Internet connectivity solutions for trains.

[Rural Broadband]
In Rural Broadband, our third pillar, Gilat was awarded an additional $108 million project as part of the Fitel regional infrastructure projects in Q4. All told, in 2015, Gilat won four regional projects from Fitel, valued at approximately US$ 400M.

We expect rural broadband projects to continue generating meaningful recurring revenues after the installation phase for a period of 10 years.

As a reminder, these initiatives will bring broadband Internet connectivity, of both, fiber-optic and wireless networks, to schools and government institutions in rural areas throughout Peru.

[HTS]
In our fourth strategic focus area, HTS, we developed and successfully launched Gilat's cloud-based, distributed X-Architecture – the cutting edge in HTS ground equipment technology. Our X-Architecture enables multiple applications, such as IFC, maritime, trains, enterprise, cellular backhaul and consumer, on a single platform. Our architecture was embraced by the marketplace, with orders received from major operators in China, as mentioned earlier, in addition to Europe, Latin America, and Asia.

In the fourth quarter of 2015, Gilat's backhaul solutions for cellular networks have been selected by a number of major worldwide telecommunication operators in Asia and Latin America, who are recognizing Gilat's SkyEdge II-c Capricorn as fastest TDMA VSAT on the market, with speeds of up to 200Mbps.

A prime example is SoftBank, who selected Gilat for satellite based cellular backhaul to LTE sites in Japan.

Gilat’s SkyEdge II-c Capricorn platform was tested with several types of LTE network equipment and is first to deliver a carrier-grade 4G handset speed via satellite, for user experience on par with terrestrial networks.

[Managed Services/Telco]
The fifth pillar of our strategy, managed services, is continue to generate interest from, and resonate with, key telcos worldwide. The business model of deals includes 3-5 years agreement, in which the client pays a periodic fee. In return for this recurring revenue, Gilat will provide the required solution, including equipment as well as service elements.

That concludes our business overview. I would like now to turn the call over to Adi Sfadia, our CFO, who will review the financial. Adi, please?

Adi Sfadia

Thank you Dov and good morning everyone. I would like to remind everyone that our financial results are presented both on a GAAP and non-GAAP basis. The GAAP financial results include the effect of stock-based compensation, amortization of purchased intangibles, impairment of goodwill and long lived assets, restructuring costs and net income or loss from discontinued operations.

The reconciliation table in our press release highlights this data, and our non-GAAP information is presented excluding these items.

I will start with some brief highlights of our 2015 full year results.

Total 2015 revenues were $197.5 million dollars, 16 percent lower than the previous year.

On a GAAP basis we are reporting yearly operating loss of $43.7 million and net loss of $52.3 million or a loss of 1 dollar and 19 cents per diluted share. This compares with operating income of $5 million and net loss of $1.5 million or a loss of 4 cents per diluted share in the previous year.

On a non GAAP basis we are reporting yearly operating loss of $4.2 million and net loss of $12.6 million or a loss of 29 cents per diluted share. This compares with operating income of $13.1 million and net income of $7.4 million or 17 cents per diluted share in 2014.

Moving to our financial highlights for the fourth quarter of 2015.

Revenues for the fourth quarter of 2015 were $67.7 million, compared to $73.1 million in the same quarter last year and $40.3 million in the previous quarter.

In the fourth quarter we had better than expected revenues both in Mobility and Commercial segments offset by lower than expected revenues in the Fitel projects in Peru, mainly due to temporary delays resulting from some regulatory issues.

During the fourth quarter, we recorded impairment of long lived assets of $10.1 million related to our Colombia Kioscos project due to expected future losses from this project. As a result, our gross margin in the fourth quarter on a GAAP basis was reduced to 15%. Excluding this impairment charge our gross margin was 30% compared to 35% in the same quarter last year, and 24% in the previous quarter.

R&D expenses, excluding grants were $5.7 million compared to $6.8 million in the same quarter of last year and $6.1 million in the previous quarter. During the fourth quarter we recorded about $2 million of R&D grants as an outcome of approval of additional R&D projects by the Office of the Chief Scientist in Israel.

Sales and marketing expenses were $6.1 million, same as previous quarter. Sales and Marketing expenses for the comparable quarter last year were $7.3 million.

G&A expenses were $3.4 million compared to $6.9 million in the same quarter last year and $5.2 million in the previous quarter. The decrease in G&A expenses is mainly due to an adjustment of a contingency provision stemming from a favorable court decision.

In addition, we recorded this quarter restructuring expenses of about 500 thousand dollars, which include mainly contracts termination costs.

Total Operating expenses on a GAAP basis were $13.8 million compared to $20.3 million in the same quarter last year and $38.6 million in the previous quarter. Total operating expense in the previous quarter includes $20.4 million dollars of goodwill impairment.

GAAP Operating loss was $3.4 million compared to an operating income of $5.5 million in the same quarter last year and operating loss of $29.1 million in the previous quarter.

GAAP Net loss was $5.2 million or a loss of 12 cents per diluted share compared to a net income of $2.4 million or 6 cents per diluted share in the same quarter last year and net loss of $32.4 million or a loss of 73 cents per diluted share in the previous quarter.

We regularly use supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and to make operating decisions. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating performance. Non GAAP financial measures exclude mainly the effect of stock based compensation, amortization of purchased intangibles, restructuring expenses and impairment of goodwill and long lived assets.

Operating income on a non GAAP basis was $8.9 million compared to an operating income of $7.5 million in the same quarter last year. Operating loss for the previous quarter was of $5.8 million.

Non GAAP Net income was $7 million or 16 cents per diluted share compared to Net income of $4.4 million or 10 cents per diluted share in the same quarter last year. Net loss for the previous quarter was $8.9 million or a loss of 20 cents per diluted share.

EBITDA for the fourth quarter of 2015 was $11.1 million compared to EBITDA of $10.4 million in the same quarter last year. EBITDA loss in the previous quarter was $3.4 million.

As of December 31, 2015, our total cash and equivalents, including restricted cash, net of short-term bank loans and credits was $120.9 million, an increase of $32.5 million from the previous quarter.

DSO's which exclude receivables and revenues of our service segment decreased to 100 days compared to 109 days in the previous quarter.

Our shareholders' equity at the end of the quarter totaled to about $178 million.

That concludes our financial review for the quarter, and now I would like to turn the call back to Dov.

Dov Baharav
Thank you, Adi. Before we turn to your questions and our answers, I’d like to summarize with a few closing remarks.

We ended the year with a good fourth quarter, demonstrating strong profitability and significant wins. Our five strategic pillars, IFC, China, Rural Broadband, HTS and managed services, with the strong backlog accumulated as of December 31st, give us the confidence that we can generate profitable growth in 2016.

As such, we have set our management revenue objectives for 2016 to be between $290 million and $310 million with EBIDTA between $18 million $24 million.

That concludes our review. and we would now like to open the floor for questions. Operator, please.

Operator
There are no questions at this time. Before I ask Mr. Dov Baharav to go ahead with his closing statements, I would like to remind participants that a replay of this call is scheduled to begin two hours after the conference. In the U.S., please call 1-888-326-9310. In Israel, please call 03-925-5900. Internationally, please call 972-3-925-5900.

Mr. Baharav, would you like to make your concluding statement?

Dov Baharav
I would like to thank everyone for joining us on this call. Thank you very much and have a good day.

Operator
Thank you. This concludes Gilat’s fourth quarter and 2015 full year results conference call. Thank you for your participation, you may go ahead and disconnect.